

May 25, 2012

<u>Via E-mail</u>
Mr. Robert J. Hombach
Corporate Vice President and Chief Financial Officer
Baxter International, Inc.
One Baxter Parkway
Deerfield, Illinois 60015

      Re: Baxter International, Inc.
               Form 10-K for the fiscal year ended December 31, 2011
               Filed February 23, 2012
               File No. 001-04448

Dear Mr. Hombach:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Martin James

                      Martin James
                      Senior Assistant Chief Accountant